Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com

November 6, 2020

Cody J. Vitello Shareholder +1 312 609 7816 cvitello@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn:	Ms. Lisa N. Larkin

Mr. Jason Fox

Re:	Nuveen Quality Municipal Income Fund (the “Registrant”)

Registration Statement on Form N-14

File No. 333-248994

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on October 22, 2020, with respect to the Registrant’s Registration Statement on Form N-14 filed on September 23, 2020 (the “Registration Statement”) relating to the issuance of common shares of the Registrant in connection with the proposed reorganization of Nuveen Maryland Quality Municipal Income Fund (the “Target Fund”) into the Registrant (the “Reorganization”). The Registrant and the Target Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement; any page references herein refer to the initial Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff, to complete missing information in the Joint Proxy Statement/Prospectus and Statement of Additional Information and to file exhibits in Part C of the Registration Statement.

General

1.

Comment: In light of references to the Funds holding virtual meetings in the Q&A Section and elsewhere, please confirm that such meetings will be held in accordance with applicable staff guidance, and that you have reviewed staff guidance, applicable state law and governing documents and determined that virtual meetings are permitted thereunder.

Response: For the staff’s information, the Registrant confirms that the virtual meetings will be held in accordance with applicable staff guidance and has determined that virtual meetings are permitted under staff guidance, applicable state law and each Fund’s governing documents.

222 North LaSalle Street  |  Chicago, Illinois 60601  |  T +1 312 609 7500  |  F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission

November 6, 2020

2.

Comment: Please confirm that you have reviewed and will comply with the Commission’s rulemaking under the Fixing America’s Surface Transportation (FAST) Act and will hyperlink each exhibit identified in the Part C and other information incorporated by reference.

Response: For the staff’s information, the Registrant has reviewed the Commission’s rulemaking under the FAST Act and has hyperlinked each exhibit identified in the Part C and other information incorporated by reference.

3.	Comment: For the staff’s information, please confirm supplementally that Target Fund portfolio repositioning prior to the Reorganization will not be significant.

Response: The Registrant confirms the disclosure in the Q&A captioned “Does the Reorganization constitute a taxable event for the Target Fund’s shareholders?” and elsewhere in the Registration Statement that any repositioning of the Target Fund’s portfolio is not expected to be material, meaning it is expected that less than 5% of the assets of the Target Fund will be sold.

Q&A Section

4.

Comment: In the Q&A captioned “Why has each Fund’s Board recommended the proposal?” and elsewhere as applicable, please revise, in accordance with plain English principles, the statement that the proposed Reorganization is “part of an ongoing initiative to rationalize the product offerings of Nuveen’s municipal closed-end funds.”

Response: The Registrant has revised the disclosure to read as follows:

Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors”), a subsidiary of Nuveen, LLC (“Nuveen”) and the Funds’ investment adviser, recommended the proposed Reorganization as part of an ongoing initiative to streamline Nuveen’s municipal closed-end fund line-up and eliminate overlapping products.

5.

Comment: In the Q&A captioned “Do the Funds have similar investment objectives, policies and risks?” please disclose that Target Fund shareholders would lose the benefit of state tax exemptions as a result of the Reorganization.

Response: The Registrant has added the requested disclosure.

Joint Proxy Statement/Prospectus

6.

Comment: In the sub-section titled, “Comparative Risk Information” beginning on page 13 of the Joint Proxy Statement/Prospectus, please add a disclosure that “High Yield Securities Risk” may apply to a greater extent to the Acquiring Fund than to the Target Fund.

Response: The Registrant has added the requested disclosure.

7.	Comment: In the Comparative Performance Information table, please consider adjusting the order of the Funds (i.e., the Target Fund, followed by the Acquiring Fund, from top to bottom).

U.S. Securities and Exchange Commission

November 6, 2020

Response: The Registrant has revised the order of the Funds as requested.

8.

Comment: In the Capitalization table beginning on page 43, please confirm whether the pro forma shares outstanding for the Registrant following the Reorganization as listed in the leftmost column are accurate.

Response: The Registrant has revised the pro forma shares outstanding and confirms that the pro forma shares outstanding as revised is accurate.

9.

Comment: In the sub-section titled, “Reasons for the Reorganization” beginning on page 40 of the Joint Proxy Statement/Prospectus, the disclosure states that each Fund’s Board has determined that the Reorganization would be in the best interests of the applicable Fund and that the interests of the existing shareholders of such Fund would not be diluted as a result of the Reorganization. Please confirm supplementally that the other conditions of Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”), have been met.

Response: For the staff’s information, the Registrant confirms that the conditions of Rule 17a-8 under the 1940 Act have been satisfied.

10.

Comment: In connection with the sub-section titled “Reasons for the Reorganization” beginning on page 40 of the Joint Proxy Statement/Prospectus and other discussions of the Boards’ considerations, please confirm supplementally (a) whether the Boards considered any factors that did not weigh in favor of the Reorganization and (b) whether the Boards considered the comparative performance of the Funds. If the Boards considered any such factors that are not discussed in the Joint Proxy Statement/Prospectus, please revise the disclosure to note such factors.

Response: For the staff’s information, the Registrant has been advised that the principal factors considered by the Boards in approving the Reorganization (including, among other things, factors relating to secondary market performance and to certain similarities and differences between the Funds, each of which is a municipal fund) are set forth and discussed in the sub-section titled “Reasons for the Reorganization,” and that such disclosure is consistent with the Boards’ records.

11.

Comment: Please explain supplementally and disclose in the Joint Proxy Statement/Prospectus whether the Reorganization will be accounted for as a business combination or asset acquisition in accordance with Accounting Standards Codification Topic 805 (ASC 805), Business Combinations.

Response: The Reorganization will be accounted for as a business combination under ASC 805. The Registrant has added language to this effect to Note 2 of the pro forma financial statements at page S-64 of the Statement of Additional Information.

U.S. Securities and Exchange Commission

November 6, 2020

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7816 or Deborah Bielicke Eades at (312) 609-7661.

Sincerely,

/s/ Cody J. Vitello
Cody J. Vitello Shareholder

cc:	Deborah Bielicke Eades, Shareholder, Vedder Price P.C.